UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                             The Cobalt Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19074Q 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [ ] Rule 13d-1(b)
                        [ ] Rule 13d-1(c)
                        [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13G
CUSIP No.19074Q 10 3                                           Page 2 of 7 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Warburg, Pincus Equity Partners, L.P.                    13-3986317
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER:

                        7,764,195
NUMBER             -------------------------------------------------------------
OF                 6.   SHARED VOTING POWER:
SHARES
BENEFICIALLY
OWNED              -------------------------------------------------------------
BY                 7.   SOLE DISPOSITIVE POWER:
EACH
REPORTING               7,764,195
PERSON             -------------------------------------------------------------
WITH:              8.   SHARED DISPOSITIVE POWER:


--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICICALLY OWNED BY EACH REPORTING PERSON:

     7,764,195
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXLCUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS PREPRESENTED BY AMOUNT IN ROW (11):

     46.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON:

     PN
--------------------------------------------------------------------------------

                                  Schedule 13G
CUSIP No.19074Q 10 3                                           Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Warburg, Pincus & Co.                          13-6358475
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER:

                        7,764,195
NUMBER             -------------------------------------------------------------
OF                 6.   SHARED VOTING POWER:
SHARES
BENEFICIALLY
OWNED              -------------------------------------------------------------
BY                 7.   SOLE DISPOSITIVE POWER:
EACH
REPORTING               7,764,195
PERSON             -------------------------------------------------------------
WITH:              8.   SHARED DISPOSITIVE POWER:


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,764,195
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     46.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  Schedule 13G
CUSIP No.19074Q 10 3                                        Page 4 of 7 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     E.M. Warburg, Pincus & Co., LLC                                  13-3536050
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                   5.   SOLE VOTING POWER:

                        7,764,195
NUMBER             -------------------------------------------------------------
OF                 6.   SHARED VOTING POWER:
SHARES
BENEFICIALLY
OWNED              -------------------------------------------------------------
BY                 7.   SOLE DISPOSITIVE POWER:
EACH
REPORTING               7,764,195
PERSON             -------------------------------------------------------------
WITH:              8.   SHARED DISPOSITIVE POWER:


--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICICALLY OWNED BY EACH REPORTING PERSON:

     7,764,195
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXLCUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS PREPRESENTED BY AMOUNT IN ROW (11):

     46.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON:

     OO
--------------------------------------------------------------------------------

Item 1.   Issuer

     (a)  The name of the Issuer is The Cobalt Group, Inc. (the "Company").

     (b) The Company's executive offices are located at 2200 First Avenue South, Seattle, WA 98134

Item 2.   Reporting Person and Security

     (a) This Schedule 13G is filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("Warburg"); (b) Warburg, Pincus & Co., a New York general partnership ("WPC"), the sole general partner of Warburg; and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMWP"), which manages Warburg. Mr. Ernest H. Pomerantz and Mr. Joseph P. Landy, directors of the Company, are each managing directors of EMWP.

     (b) The principal business office for each of the Persons listed in Item 2(a) is 466 Lexington Avenue, New York, NY 10017.

     (c) All of the natural persons listed in Item 2(a) are citizens of the United States of America.

     (d) This Statement relates to shares of Common Stock of The Cobalt Group, Inc.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 19074Q 10 3.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

          Not applicable.

Item 4.   Ownership

     (a)-(b) Warburg is the beneficial owner of 7,764,195 shares of Common Stock which constitutes approximately 46.3% of the Company's outstanding Common Stock.

     (c) Warburg has the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,764,195 shares of Stock. Each of WPC and EMWP, as the general partner and manager, respectively, of Warburg and Messrs. Pomerantz and Landy as managing directors of EMWP, may be deemed to have the power to vote or to direct the vote and to dispose or direct the disposition of the 7,764,195 shares of Stock.

     The Persons listed in Item 2(a) expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 10, 2000.            WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By:  Warburg, Pincus & Co.,
                                             General Partner


                                        By:  /s/ STEPHEN DISTLER
                                             -----------------------------------


Dated:    February 10, 2000.            WARBURG PINCUS & CO.


                                        By:  /s/ STEPHEN DISTLER
                                             -----------------------------------


Dated:    February 10, 2000.            E.M. WARBURG, PINCUS & CO., LLC


                                        By:  /s/ STEPHEN DISTLER
                                             -----------------------------------